EXHIBIT 99.18

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)	under the headings “Operations and Development Projects – Uranium Development Project – Cigar Lake”, “Mineral Reserves and Resources” and “Governance – Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2012 dated February 22, 2013 for the Cigar Lake property; and

(b)	under the headings “ Our Operations and Development Projects – Uranium Development Project – Cigar Lake” and “Mineral Reserves and Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2012 dated February 11, 2013 for the Cigar Lake property,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan and registration statement (No.333-181577) on Form F-10.

Sincerely,

/s/ C. Scott Bishop
Name:	C. Scott Bishop, P. Eng.
Title:	Principal Mine Engineer, Cameco Technology and Innovation, Cameco Corporation

Date:	February 22, 2013